UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-41566

KWESST Micro Systems Inc.
(Exact Name of Registrant as Specified in Charter)

155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 4.1, 4.2 and 10.1 of this Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form F-3 (File No. 333-277196).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KWESST MICRO SYSTEMS INC.
(Registrant)

Date:	August 12, 2024	By:	/s/ Sean Homuth
		Name:	Sean Homuth
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

4.1	Form of Warrant (included in Exhibit 10.1 hereto)
4.2	Form of Placement Agent Warrant
10.1	Form of Securities Purchase Agreement dated August 9, 2024 between KWESST Micro Systems Inc. and the Purchasers thereto